Via Facsimile and U.S. Mail
Mail Stop 4720

January 22, 2010

Mr. Thomas L. Wegman
President
Biospecifics Technologies Corp.
35 Wilbur Street
Lynbrook, NY 11563

Re: Biospecifics Technologies Corp.
Form 10-K for the Year Ended December 31, 2008
Filed March 31, 2009
File No. 001-34236

Dear Mr. Wegman:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director